NorthStar Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 15,308,138
Commissions due from participating broker dealers	397,578
Prepaid expenses and other assets	628,589
Furniture, fixtures and equipment, net	136,574
Total assets	$ 16,470,879

Liabilities and member's equity

Liabilities

Commissions due to participating broker dealers	$ 5,246,366
Commissions due to employees	1,741,179
Accounts payable and accrued expenses	2,112,578
Total liabilities	9,100,123

Commitments and contingencies (see Note 6)

Member's equity	7,370,756
Total liabilities and member's equity	$ 16,470,879

Refer to accompanying notes to financial statements.